April 25, 2022

U.S. Securities and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

RE: EnergieInvesting.com, Inc.

We have read the statements under the Changes In and Disagreements with Accountants on Accounting and Financial Disclosure section of the Form S-1 to be filed with the Securities and Exchange Commission. We agree with statements pertaining to us.

MaloneBailey, LLP

www.malonebailey.com

Houston, Texas